                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                             Storage Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     common stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   862111200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey M. Elliott
                            Executive Vice President
                          Iridian Asset Management LLC
                               276 Post Road West
                            Westport, CT 06880-4704
                                  203-341-9009
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 9, 1999

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 15 Pages

CUSIP No. 862111200           Schedule 13D             Page 2 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Iridian Asset Management LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO



--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,887,190
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        6,887,190

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,887,190

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200           Schedule 13D             Page 3 of 15 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LC Capital Management, LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH              6,887,190
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        6,887,190

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,887,190

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200           Schedule 13D             Page 4 of 15 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CL Investors, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH              6,887,190
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        6,887,190

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,887,190

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200           Schedule 13D             Page 5 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          COLE Partners LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             90,500
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       90,500

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        90,500

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200           Schedule 13D             Page 6 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Iridian Partners Fund, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             63,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       63,600

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         63,600

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200           Schedule 13D             Page 7 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Iridian Private Business Value Equity Fund, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             26,900
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        26,900

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,900

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200          Schedule 13D            Page 8 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David L. Cohen


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO



--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             7,391,890
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       7,391,890

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,391,890

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200           Schedule 13D            Page 9 of 15 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harold J. Levy


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             7,391,890
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       7,391,890

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,391,890

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 862111200          Schedule 13D               Page 10 of 15 Pages

Item 1.  Security and Issuer

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.10 per share (the "Common Stock"), of Storage Technology Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One StorageTek Drive, Louisville, CO 80028-4309.

Item 2.  Identity and Background

     This Statement is being filed by and on behalf of Iridian Asset Management LLC ("Iridian"), LC Capital Management, LLC ("LC Capital"), CL Investors, Inc. ("CL Investors"), COLE Partners LLC ("COLE"), Iridian Partners Fund, L.P. ("Iridian Partners"), Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"), David L. Cohen and Harold J. Levy (collectively, the "Reporting Persons").

     Each of Iridian, LC Capital and COLE is a Delaware limited liability company. CL Investors is a Delaware corporation. Each of Iridian Partners and Iridian Private Business is a Delaware limited partnership.

     Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. Iridian is also the sole member of COLE. The principal business of LC Capital is serving as the controlling member of Iridian. The principal business of CL Investors is serving as the controlling member of LC Capital.

     The principal business of COLE is serving as the general partner of each of Iridian Partners and Iridian Private Business. The principal business of each of Iridian Partners and Iridian Private Business is investing in securities. Iridian serves as the investment adviser to Iridian Partners and Iridian Private Business. COLE, as the general partner of Iridian Partners and Iridian Private Business, and Iridian, as the sole member of COLE and investment adviser to Iridian Partners and Iridian Private Business, share voting and dispositive power over the investments of Iridian Partners and Iridian Private Business.

     Each of Messrs. Cohen and Levy owns 50% of the common stock of CL Investors and, as his principal occupation, serves as a director of CL Investors, a manager and Principal of LC Capital and as a Principal and portfolio manager of Iridian. Each of Messrs. Cohen and Levy also serves as an employee of Arnhold &
S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), an investment adviser registered under the Investment Advisers Act of 1940.

     A&SB Advisers acts as the investment adviser to First Eagle Fund of America, an open-end non-diversified mutual fund ("First Eagle"), which is a separate series or portfolio of First Eagle Trust, an investment company registered under the Investment Company Act of 1940. To the Reporting Persons' knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of securities owned by First Eagle. Pursuant to employment agreements with A&SB Advisers, Messrs. Cohen and Levy perform A&SB's investment advisory duties and functions with respect to First Eagle, including the exercise of voting and dispositive power over securities held by First Eagle.

     In addition to Messrs. Cohen and Levy, Jeffrey M. Elliott serves as a director of CL Investors and as a manager of LC Capital. He also serves as President, Treasurer and Secretary of CL Investors, as Executive Vice President of LC Capital and as Executive Vice President and Chief Operating Officer of Iridian, which constitutes his principal occupation.

     During the last five years, neither any of the Reporting Persons nor Mr. Elliott has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons and Mr. Elliott is 276 Post Road West, Westport, Connecticut 06880-4704. Messrs. Cohen, Levy and Elliott are citizens of the United States.

CUSIP No. 862111200           Schedule 13D           Page 11 of 15 Pages


Item 3.  Source and Amount of Funds or Other Consideration

     Accounts managed by Iridian (excluding Iridian Partners and Iridian Private Business) purchased an aggregate of 6,669,290 shares of Common Stock for total consideration (including brokerage commissions) of $160,826,293 derived from the capital of the managed accounts. Accounts managed by Iridian (excluding Iridian Partners and Iridian Private Business) also purchased options to acquire 127,400 shares of Common Stock at $15 per share that expire on September 18, 1999 for total consideration (including brokerage commissions) of $577,122 derived from the capital of the managed accounts.

     Iridian Partners purchased options to acquire 63,600 shares of Common Stock at $15 per share that expire on September 18, 1999 for total consideration (including brokerage commissions) of $288,108 derived from the capital of Iridian Partners.

     Iridian Private Business purchased an aggregate of 26,900 shares of Common Stock for a total consideration (including brokerage commissions) of $659,739 derived from the capital of Iridian Private Business.

     First Eagle purchased an aggregate of 504,700 shares of Common Stock for total consideration (including brokerage commissions) of $12,480,558 derived from the capital of First Eagle.



Item 4.  Purpose of Transaction

     The Reporting Persons acquired securities of the Issuer for investment purposes because they believed the shares of Common Stock to be undervalued by the market.

     The Reporting Persons have been and continue to be extremely disappointed in the financial performance of the Issuer. On September 9, 1999, a representative of the Reporting Persons met with the Chief Executive Officer of the Issuer to express the Reporting Persons' concerns. On September 10, 1999, Iridian sent a letter to the Issuer's Board of Directors expressing the Reporting Persons' view that, during the three years since Iridian initially acquired shares on behalf of its clients, management has failed to create shareholder value while its competitors have prospered. Iridian urged the Board to adopt a plan to seek a sale or strategic combination of the Issuer. Representatives of Iridian met with the Issuer's Board of Directors on September 15, 1999 to reiterate in person the concerns previously raised.

     The Reporting Persons may communicate further with the Issuer's Board of Directors and management concerning the business and affairs of the Issuer. They also may communicate with other shareholders and interested parties concerning the Issuer.

     The Reporting Persons may from time to time (i) acquire additional shares of Common Stock or other securities (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock or other securities at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 862111200           Schedule 13D          Page 12 of 15 Pages

Item 5.  Interest in Securities of the Issuer

     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 7,391,890 shares of Common Stock, constituting 7.4% of the outstanding shares of Common Stock (the percentage of shares of Common Stock owned being based upon 100,179,257 shares of Common Stock outstanding at July 30, 1999, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 25, 1999). The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

Name                          Number of Shares         Approximate Percentage of
                                                       Outstanding Shares

Iridian (see Note)               6,796,690                  6.8%
First Eagle                        504,700                  0.5%
Iridian Partners                    63,600                  0.1%
Iridian Private Business            26,900                  less than 0.1%

Note: The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Iridian Partners and Iridian Private Business.

     Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Iridian Partners and Iridian Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

     LC Capital, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. CL Investors, as the controlling member of LC Capital, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital. Messrs. Cohen and Levy, as controlling stockholders of CL Investors, may be deemed to possess beneficial ownership of shares of Common Stock beneficially owned by CL Investors. Messrs. Cohen and Levy may also be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of their service as Principals of Iridian, to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital by virtue of their service as Principals and managers of LC Capital, and to possess beneficial ownership of the shares of Common Stock beneficially owned by CL Investors by virtue of the fact that they constitute a majority of CL Investors' Board of Directors. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

     COLE, as the sole general partner of Iridian Partners and Iridian Private Business, may be deemed to own beneficially shares of Common Stock that Iridian Partners and Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

     Messrs. Cohen and Levy, by virtue of their ability to exercise voting and dispositive power over the shares of Common Stock beneficially owned by First Eagle pursuant to their employment agreements with A&SB Advisers described in
Item 2 of this Statement (which description is incorporated hereby by reference), may be deemed to possess beneficial ownership of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares for all other purposes.

     As used herein, "beneficial ownership" has the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

     (b) Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 6,796,690 shares of Common Stock. LC Capital, CL Investors and Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

     In addition, Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 90,500 shares of Common Stock held in the aggregate by Iridian Partners and Iridian Private Business. COLE (in addition to LC Capital, CL Investors and Messrs. Cohen and
Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

     Messrs. Cohen and Levy have the power to vote or direct the vote, and the power to dispose or direct the disposition, of the 504,700 shares of Common Stock held by First Eagle.

CUSIP No. 862111200           Schedule 13D           Page 13 of 15 Pages

(c) Transactions in the shares of Common Stock within the past sixty days are as follows:

By Iridian:

Date           Buy/Sell            No. of Shares            Price per Share

7/13/99        Sell               142,400                   $25.1292
7/14/99        Sell                33,700                   $25.0371
7/16/99        Buy                    300                   $26.6250
7/19/99        Sell                12,900                   $24.1642
7/21/99        Sell                 4,700                   $23.4641
7/21/99        Sell                 1,600                   $23.3359
7/21/99        Sell                   300                   $23.3125
7/27/99        Sell                   600                   $22.2500
7/29/99        Buy                  6,000                   $19.4375
7/29/99        Sell                21,700                   $20.1410
8/2/99         Sell                 2,000                   $19.4313
8/3/99         Buy                 19,100                   $19.2235
8/11/99        Buy                275,000                   $20.1623
8/12/99        Sell                 1,800                   $19.6250
8/16/99        Buy                  7,600                   $20.8125
8/18/99        Buy                 33,800                   $20.0625
8/18/99        Buy                    100                   $20.0000
8/19/99        Buy                 16,600                   $20.0000
8/23/99        Sell                 4,300                   $20.0000
8/30/99        Buy                  1,600                   $21.0625
8/30/99        Buy                 18,300                   $21.2363
8/30/99        Sell                   800                   $21.1875
9/8/99         Buy                166,400                   $21.7133

By First Eagle:

Date           Buy/Sell            No. of Shares            Price per Share

7/13/99        Sell                 7,600                   $25.1292
7/29/99        Sell                 1,800                   $20.1410
9/8/99         Buy                 13,600                   $21.7133

Transactions in options of the Issuer within the past sixty days are as follows:

By Iridian:

Date           Buy/Sell     No. of Units  Option/Security    Price per Unit

7/12/99        Sell         381          Sep 25 Calls       $2.12502

All transactions were effected on the New York Stock Exchange, except the transactions in options were effected on the Chicago Board Options Exchange.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, except that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Iridian or, in the case of First Eagle, managed by Messrs. Cohen and Levy) will be delivered into each such respective account. No such individual account has an interest in more than five percent of the class of outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: the partnership agreement of Iridian Partners contains provisions pursuant to which COLE, its general partner, will receive a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. Iridian also receives a fee from each of its managed accounts based upon the value of assets under management and, in certain cases, a certain percentage of realized and unrealized profits, if any, derived from the managed accounts' investments. In addition, Messrs. Cohen and Levy receive compensation under their employment agreements with A&SB Advisors based upon the value of the assets of First Eagle under management by A&SB Advisors.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1 - Joint Filing Agreement

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CUSIP No. 862111200           Schedule 13D           Page 14 of 15 Pages


                                   SIGNATURE.


     After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: September 17, 1999

                              IRIDIAN ASSET MANAGEMENT LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              LC CAPITAL MANAGEMENT, LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President

                              CL INVESTORS, INC.

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, President

                              COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President

                              IRIDIAN PARTNERS FUND, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              IRIDIAN PRIVATE BUSINESS VALUE EQUITY FUND, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                         By:  /s/ David L. Cohen
                              ----------------------------------
                              David L. Cohen, individually


                         By:  /s/ Harold J. Levy
                              ----------------------------------
                              Harold J. Levy, individually